SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	November	2026

Commission File Number	001-43190

MDA SPACE LTD.
(Translation of registrant’s name into English)

7500 Financial Drive Brampton, Ontario, Canada L6Y 6K7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐              Form 40-F  ☒

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit

99.1	Interim Condensed Consolidated Financial Statements for the three and nine months ended September 30, 2026 and 2025
99.2	Management’s Discussion and Analysis for the third quarters and nine months ended September 30, 2026 and 2025
99.3	Form 52-109F2 Certification of Interim Filings – CEO
99.4	Form 52-109F2 Certification of Interim Filings – CFO
99.5	Press Release dated November 5, 2026

Exhibits 99.1 and 99.2 of this Report on Form 6-K are incorporated by reference into the registration statement on Form F-10 (File No. 333-297319) of the registrant and the registration statement on Form S-8 (File No. 333-294301) of the registrant.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MDA Space Ltd.
(Registrant)

Date:	November 5, 2026	By:	/s/ Guillaume Lavoie
			Name:	Guillaume Lavoie
			Title:	Chief Financial Officer